Exhibit 99.1

For Immediate Release

American Power Conversion Reports Third Quarter 2006 Financial Results

Revenue Increases 21 Percent to a Record $621 Million

WEST KINGSTON, R.I. — November 2, 2006 — American Power Conversion Corporation (Nasdaq: APCC) (APC) today reported financial results for the third quarter ended September 24, 2006.

Revenue for the third quarter 2006 was a record $621.3 million, up 21 percent from $512.3 million in the third quarter 2005 and up 11 percent sequentially from $560.0 million in the second quarter 2006.  Net income for the third quarter 2006 was $45.1 million or $0.24 per diluted share, down 7 percent from $48.7 million or $0.24 per diluted share in the third quarter 2005 and up 83 percent from $24.7 million or $0.13 per diluted share in the second quarter 2006.

Net income for the third quarter of 2006 includes several previously announced items:

•                  $6.1 million in costs, consisting primarily of employee severance costs, associated with workforce reduction actions announced in June and September.

•                  $1.5 million for severance payments to the company’s former president and CEO, Rodger B. Dowdell, Jr., in accordance with the previously disclosed severance and compensation agreement between the company and Mr. Dowdell.

•                  A net tax benefit of $12.9 million or $0.07 per share associated with the adjustment of income tax provisioning resulting from recent tax audits.

Adjusted for these items, non-GAAP net income in the third quarter was $38.1 million or $0.20 per share, down 22 percent from the third quarter 2005 and up 54 percent from the second quarter 2006.

Third Quarter 2006 Financial Summary

(In millions, except per share amounts)

			YOY		QOQ
	Q3 2006	Q3 2005	Change	Q2 2006	Change
Revenue	$621.3	$512.3	21%	$560.0	11%
Operating Income	$36.8	$58.2	(37)%	$27.0	36%
Net Income	$45.1	$48.7	(7)%	$24.7	83%
Diluted EPS	$0.24	$0.24	(3)%	$0.13	85%

“Our business was strong during the third quarter, reaching record revenue levels, accelerating revenue growth and achieving the thirteenth straight quarter of double-digit year-over-year revenue growth,” said Rob Johnson, APC’s president and chief executive officer.  “In addition to strong revenue growth, sequential improvements in gross margin coupled with operating expense growth of just five percent sequentially helped drive a greater than 50 percent increase in non-GAAP net income sequentially.”

Small Systems segment gross margin increased sequentially to 43.0 percent, or 1.5 percentage points, as a result of higher Smart-UPS® family sales and price increases in the segment.  Large Systems segment gross margin, however, declined sequentially to 15.9 percent, or 2.6 percentage points, as the result of improved product mix in the segment offset by higher service costs.

“We recently announced a definitive merger agreement with Schneider Electric,” continued Johnson.  “The complementary nature of our solutions and businesses will deliver customers globally industry leading solutions from the data center to the living room and expand the sales and support system for our InfraStruXure® architecture.  Both companies have a dedication to innovation and customer service that make our combined enterprise an even stronger player in the industry.”

Segment Review

For the third quarter 2006, revenue in APC’s Large Systems segment, consisting primarily of 3-phase uninterruptible power supplies (UPSs), APC Global Services, precision cooling and ancillary products for data centers, facilities and communication applications, increased 35 percent year-over-year to $135.9 million.  Continued year-over-year growth in products for APC’s InfraStruXure architecture, including Symmetra® three-phase UPSs, as well as strong demand for the company’s broadband power products, drove the segment’s strong top line performance.

The Small Systems segment, which provides power protection, UPS and management products for the PC, server and networking markets, continued posting healthy results, increasing 18 percent year-over-year to $460.0 million.  The segment’s solid revenue growth stemmed from demand for APC’s online single-phase Smart-UPS solution, the Smart-UPS RT, as well as Back-UPS® desktop UPSs and InfraStruXure architecture components, including racks and power distribution.

Business Outlook

“The demand drivers in our industry, particularly relating to powering and cooling the data center, continue to be strong and we are very excited about the opportunities ahead of APC,” continued Johnson.

Additionally, associated with previously announced workforce reductions, APC anticipates recognizing approximately $4 to $6 million in costs in addition to those costs recognized in the third quarter.  These costs will be predominantly in the fourth quarter of 2006 and will consist primarily of employee severance costs.

Non-GAAP Results

The Company believes that the non-GAAP results, i.e., results excluding certain charges or one-time events, described in this release for the third quarter 2006, are useful for an understanding of its ongoing operations because GAAP (generally accepted accounting principles) results include financial results not expected to be part of the Company’s ongoing business.  Specifically, the Company does not currently believe the reduction in income tax recorded during the third quarter 2006, the severance payment to its former CEO or the third quarter restructuring actions will recur in future quarters.  The Company cautions that non-GAAP results are not a substitute for GAAP results.  A comparison and reconciliation from non-GAAP to GAAP results is included in the financial statements accompanying this release.

Conference Call and Webcast

In light of the merger agreement announced earlier this week with Schneider Electric, APC will not be hosting a conference call to discuss its third quarter 2006 financial results.

About American Power Conversion

Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure.  APC’s comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes.  APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company’s NetBotz® division.  These products and services help companies increase the availability and reliability of their IT systems.

Headquartered in West Kingston, Rhode Island, APC reported sales of $2 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company.

All trademarks are the property of their respective owners.

Additional Information Relating to the Merger and Where to Find It

APC will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed transaction.  Investors are urged to read any such proxy statement, when available, which will contain important information.  The proxy statement will be, and other documents filed by APC with the SEC are, available free of charge at the SEC’s website (www.sec.gov) or from APC by directing a request to American Power Conversion Corporation, 132 Fairgrounds Road, West Kingston, Rhode Island  02892, Attention:  Investor Relations (telephone 401-789-5735), or from APC’s website at www.apcc.com.

APC, Schneider and their respective directors, executive officers and other employees may be deemed to be participating in the solicitation of proxies from APC shareholders in connection with the approval of the proposed transaction.  Information about APC’s directors and executive officers is available in APC’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC.  Information about Schneider’s directors and executive officers is available from its 2005 Annual Report, which can be obtained for free from its website at www.schneider-electric.com, and will also be available in a Schedule 13D to be filed by Schneider with the SEC.  Additional information about the interests of potential participants will be included in the proxy statement APC will file with the SEC.

Safe Harbor Provision

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  All statements in this press release that do not describe historical facts, such as statements concerning the Company’s future plans or prospects and those contained in the “Business Outlook” section of the press release, are forward-looking statements.  All forward-looking statements are not guarantees and are subject to risks and uncertainties that could cause actual results to differ from those projected.  While not exhaustive, the factors that could cause actual results to differ include the following: The ability of APC and Schneider to gain regulatory and shareholder approval for the proposed merger; successful completion of the transaction; ability to achieve expected growth, savings and benefits of merger; potential disruption in business or relationships with customers, vendors, partners and employees as a result of the proposed merger; the pervasive and intensifying competition in all markets where we operate; prolonged adverse economic and employment conditions in the markets we serve; changes in available technology that make our existing technology obsolete or expensive to upgrade;

the availability and cost of capital; the impact of any industry consolidation; the outcome of pending or threatened complaints and litigation; the Company’s ability to achieve the targeted job reductions and savings; the Company’s ability to improve the execution of its operations processes and eliminate operational waste and excess expense; depending on market circumstances, the Company may not complete its previously approved stock repurchase program; the impact of foreign currency exchange rate fluctuations; the impact on demand, component availability and pricing, and logistics, and the disruption of manufacturing operations that result from labor disputes, war, acts of terrorism or political instability; ramp up, expansion, transfer and rationalization of global manufacturing capacity, including successfully consolidating its Irish manufacturing operations in Castlebar, Ireland and redeploying certain customer-facing positions within the Europe, Middle East and Africa region; the Company’s ability to effectively align operating expenses and production capacity with the current demand environment; the potential impact of complying with changing environmental regulations; the discovery of a latent defect in any of the Company’s products; growth rates in the power protection industry and related industries; product mix changes and the potential negative impact on gross margins from such changes; changes in the seasonality of demand patterns; inventory risks due to shifts in market demand; component constraints, shortages, pricing and quality; risk of nonpayment of accounts receivable; and the risks described from time to time in the Company’s filings with the Securities and Exchange Commission.

#  #  #

For more information contact:

Investors:
Richard Thompson, chief financial officer, 401-789-5735, ext. 2325
Debbie Hancock, director, investor relations, 401-789-5735, ext. 2994, Debbie.hancock@apcc.com

Media:
Chet Lasell, APC director, public relations-North America, 800-788-2208 ext. 2693,
chet.lasell@apcc.com

Supplemental Financial Information for American Power Conversion Corporation

Third Quarter 2006 Financial Summary
(In millions, except per share amounts)

			YOY		QOQ
	Q3 2006	Q3 2005	Change	Q2 2006	Change
Revenue	$621.3	$512.3	21%	$560.0	11%
Operating Income	$36.8	$58.2	(37)%	$27.0	36%
Net Income	$45.1	$48.7	(7)%	$24.7	83%
Diluted EPS	$0.24	$0.24	(3)%	$0.13	85%

Third Quarter Segment Summary

			YOY		QOQ
	Q3 2006	Q3 2005	Change	Q2 2006	Change
Revenue (In millions)

Small Systems	$460.0	$390.3	18%	$399.6	15%
% of revenue	75%	76%		72%
Large Systems	$135.9	$100.4	35%	$139.5	(3)%
% of revenue	22%	20%		25%
Other	$19.4	$18.5	5%	$15.6	24%
% of revenue	3%	4%		3%
Shipping and Handling	$6.0	$3.1		$5.3
Net Sales	$621.3	$512.3	21%	$560.0	11%

			YOY Basis		QOQ Basis
	Q3 2006	Q3 2005	Point Change	Q2 2006	Point Change
Gross Margin Percentage

Small Systems	43.0%	44.8%	(180)	41.5%	150
Large Systems	15.9%	16.4%	(50)	18.5%	(260)
Other	50.8%	60.3%	(950)	55.2%	(440)

Third Quarter Geographic Summary
			YOY		QOQ
	Q3 2006	Q3 2005	Change	Q2 2006	Change
Revenue (In millions)
Americas	$343.1	$268.3	28%	$304.8	13%
% of revenue	55%	52%		54%
EMEA	$167.0	$148.9	12%	$162.3	3%
% of revenue	27%	29%		29%
Asia Pacific	$111.2	$95.1	17%	$92.9	20%
% of revenue	18%	19%		17%
Net Sales	$621.3	$512.3	21%	$560.0	11%

Note:                        Totals may not add to 100% due to rounding

YOY = year-over-year

QOQ = quarter-over-quarter

AMERICAN POWER CONVERSION CORPORATION & SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
IN THOUSANDS
(UNAUDITED)

	SEPTEMBER 24, 2006	DECEMBER 31, 2005
CURRENT ASSETS
CASH AND CASH EQUIVALENTS	$187,566	$262,414
SHORT TERM INVESTMENTS	323,175	511,181
ACCOUNTS RECEIVABLE, NET	415,469	374,694
INVENTORIES	636,534	541,823
PREPAID EXPENSES AND OTHER CURRENT ASSETS	76,561	59,181
DEFERRED INCOME TAXES	69,835	60,139
TOTAL CURRENT ASSETS	1,709,140	1,809,432

PROPERTY, PLANT & EQUIPMENT	516,394	459,736
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION	320,059	293,692
NET PROPERTY, PLANT & EQUIPMENT	196,335	166,044

LONG TERM INVESTMENTS	330	562
GOODWILL	18,202	15,781
OTHER INTANGIBLES, NET	26,338	36,115
DEFERRED INCOME TAXES	44,535	42,427
OTHER ASSETS	3,954	5,101

TOTAL ASSETS	$1,998,834	$2,075,462

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$175,027	$176,345
ACCRUED EXPENSES	249,390	204,702
INCOME TAXES PAYABLE	12,928	39,755
TOTAL CURRENT LIABILITIES	437,345	420,802

DEFERRED TAX LIABILITY	11,894	14,911

TOTAL LIABILITIES	449,239	435,713

SHAREHOLDERS’ EQUITY
COMMON STOCK	1,899	1,958
ADDITIONAL PAID-IN CAPITAL	14,134	131,862
RETAINED EARNINGS	1,530,692	1,504,093
ACCUMULATED OTHER COMPREHENSIVE INCOME	2,870	1,836
TOTAL SHAREHOLDERS’ EQUITY	1,549,595	1,639,749

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,998,834	$2,075,462

Note: The data reported above are based on an unaudited balance sheet, but include all adjustments that the Company considers necessary for a fair presentation of financial condition for this period.

AMERICAN POWER CONVERSION CORPORATION & SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
IN THOUSANDS EXCEPT PER SHARE AMOUNTS
(UNAUDITED)

	FOR THE THREE MONTHS ENDED
	SEPTEMBER 24, 2006	SEPTEMBER 25, 2005
NET SALES	$621,318	$512,289

COST OF GOODS SOLD	410,546	323,633

GROSS PROFIT	210,772	188,656

MARKETING, SELLING, GENERAL AND ADMINISTRATIVE	147,292	108,276

RESEARCH AND DEVELOPMENT	26,699	22,200

TOTAL OPERATING EXPENSES	173,991	130,476

OPERATING INCOME	36,781	58,180

OTHER INCOME, NET	4,796	5,448

EARNINGS BEFORE INCOME TAXES	41,577	63,628

INCOME TAXES	(3,545)	14,953

NET INCOME	$45,122	$48,675

DILUTED EARNINGS PER SHARE	$0.24	$0.24

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	191,895	200,740

Note: The data reported above are based on unaudited statements of income, but include all adjustments that the Company considers necessary for a fair presentation of results for these periods.

Net income for the third quarter of 2006 includes a net tax benefit of approximately $12.9 million or $0.07 per share associated with the adjustment of income tax provisioning resulting from recent tax audits, partially offset by a charge for workforce reductions and severance payments of $7.6 million, or $0.03 per share after-tax.  Excluding these items, non-GAAP net income for the third quarter of 2006 was $38.1 million or $0.20 per share.

The following table details a reconciliation from Non-GAAP amounts to U.S. GAAP and effects of these items:

	FOR THE THREE MONTHS ENDED
	SEPTEMBER 24, 2006
			Per
			Diluted
	Pretax	Net of Tax	Share
Non-GAAP income, excluding charges	$49,172	$38,108	$0.20

Items excluded from non-GAAP results:
Charge for workforce reductions in COGS	(3,384)	(2,623)	(0.01)
Charge for workforce reductions in SG&A	(4,211)	(3,263)	(0.02)
Tax reserve adjustment	—	12,900	0.07

GAAP income, including charges	$41,577	$45,122	$0.24

AMERICAN POWER CONVERSION CORPORATION & SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
IN THOUSANDS EXCEPT PER SHARE AMOUNTS
(UNAUDITED)

	FOR THE NINE MONTHS ENDED
	SEPTEMBER 24, 2006	SEPTEMBER 25, 2005
NET SALES	$1,660,096	$1,400,898

COST OF GOODS SOLD	1,102,911	869,526

GROSS PROFIT	557,185	531,372

MARKETING, SELLING, GENERAL AND ADMINISTRATIVE	405,113	314,474

RESEARCH AND DEVELOPMENT	75,061	65,175

TOTAL OPERATING EXPENSES	480,174	379,649

OPERATING INCOME	77,011	151,723

OTHER INCOME, NET	15,148	14,431

EARNINGS BEFORE INCOME TAXES	92,159	166,154

INCOME TAXES	7,836	39,559

NET INCOME	$84,323	$126,595

DILUTED EARNINGS PER SHARE	$0.43	$0.63

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	194,755	199,686

Note: The data reported above are based on unaudited statements of income, but include all adjustments that the Company considers necessary for a fair presentation of results for these periods.

Net income for the first nine months of 2006 includes a net tax benefit of approximately $12.9 million or $0.07 per share associated with the adjustment of income tax provisioning resulting from recent tax audits, partially offset by a charge for workforce reductions and severance payments of $7.6 million, or $0.03 per share after-tax.  Excluding these items, non-GAAP net income for the first nine months of 2006 was $77.3 million or $0.39 per share.

The following table details a reconciliation from Non-GAAP amounts to U.S. GAAP and effects of these items:

	FOR THE NINE MONTHS ENDED
	SEPTEMBER 24, 2006
			Per
			Diluted
	Pretax	Net of Tax	Share
Non-GAAP income, excluding charges	$99,754	$77,309	$0.39

Items excluded from non-GAAP results:
Charge for workforce reductions in COGS	(3,384)	(2,623)	(0.01)
Charge for workforce reductions in SG&A	(4,211)	(3,263)	(0.02)
Tax reserve adjustment	—	12,900	0.07

GAAP income, including charges	$92,159	$84,323	$0.43